UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER


                                  PROTEO, INC.
                          (Exact name of registrant as
                       specified in its corporate charter)



                                    000-27039
                               Commission File No.


                              NEVADA     88-0292249
                                    (IRS Employer
                (State of Incorporation)     Identification No.)



                        2775 MESA VERDE DRIVE EAST, #F101
                              COSTA MESA, CA 92626
                    (Address of principal executive offices)



                                 (949) 979-7074
                             (Issuer's telephone number)

                                  PROTEO, INC.
                        2775 MESA VERDE DRIVE EAST, #F101
                              COSTA MESA, CA 92626
                                 (949) 979-7074


INFORMATION  STATEMENT  PURSUANT  TO
SECTION  14(f)  OF  THE  SECURITIES
EXCHANGE  ACT  OF  1934  AND  RULE  14f-1  THEREUNDER


GENERAL

          This Information Statement is being mailed on or about January 11, 2002 to the holders of shares of common stock, par value $0.001 (the "Common Stock") of Proteo, Inc., a Nevada corporation ("Proteo" or the "Company"), as of January 1, 2002. You are receiving this Information Statement in connection with the elections of persons designated by the current Board of Directors of the Company to a majority of the seats on the Board (the "Board").

     On December 28, 2001, the Company entered into a Shell Acquisition Agreement with Proteo, Inc. which results in a restructuring of the Company's management, Board of Directors, and ownership.

     In accordance with the Shell Acquisition Agreement, Proteo, Inc. acquired 176,660,280 shares of the Company's common stock from Sitestar Corporation, representing approximately 90% of the issued and outstanding common stock of the Company. As part of the Agreement, the existing directors of the Company resigned and appointed Oliver Wiedow, Birge Bargmann, Holger Pusch, Ulrich Gl ser, Hartmut Weigelt and Joerg Alte to the Board of Directors. Those directors elected Joerg Alte as President and Chief Financial Officer and Ulrich Gl ser as Secretary.

     The name of the Company is being changed to Proteo, Inc. The name of the acquiring entity is being changed from Proteo, Inc. to Proteo Marketing, Inc.

     Immediately upon completion of the reverse stock split and the name change, the Company will issue an aggregate of 20,286,512 shares to the shareholders of Proteo Marketing, Inc. in consideration for their Proteo Marketing, Inc. shares. This will result in approximately 21,953,179 shares issued and outstanding.

     YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING  SECURITIES  AND  PRINCIPAL  HOLDERS  THEREOF

Voting  Securities  of  the  Company
------------------------------------

     As of January 4, 2002, there were 196,000,000 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders. As part of the reorganization, the Company will undertake a one for one hundred fifty reverse stock split of the common stock, resulting in approximately 1,306,667 shares issued and outstanding after the split.

Security  Ownership  of  Certain  Beneficial  Owners  and  Management
---------------------------------------------------------------------

     The following table sets forth, as of January 4, 2002, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each Officer and Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group. The address for all of the following entities and individuals is c/o Proteo, Inc., 2775 Mesa Verde Drive East, #F101, Costa Mesa, CA 92626. The numbers reflect a proposed 1 for 150 reverse stock split of the Company's common stock and the issuance of 20,286,512 newly issued shares to the shareholders of Proteo Marketing, Inc. in exchange for their Proteo Marketing, Inc. shares.

                                                     Name and Address of     Amount and Nature of            Percent
Title of Class. . . . . . . . . . . . . . . . . . .  Beneficial Owner        Beneficial Ownership (1)       of Class
---------------------------------------------------  ----------------------  ------------------------       --------
Common. . . . . . . . . . . . . . . . . . . . . . .  Proteo Marketing, Inc.      1,177,735                      5.4%
Stock
Common. . . . . . . . . . . . . . . . . . . . . . .  Oliver Wiedow              10,680,000                     48.6%
Stock
Common. . . . . . . . . . . . . . . . . . . . . . .  Birge Bargmann              2,000,000                      9.3%
Stock
Common. . . . . . . . . . . . . . . . . . . . . . .  Holger Pusch                   20,000                      0.1%
Stock
Common. . . . . . . . . . . . . . . . . . . . . . .  Ulrich Glaser                 100,000                      0.5%
Stock
Common. . . . . . . . . . . . . . . . . . . . . . .  Hartmut Weigelt               150,000                      0.7%
Stock
Common. . . . . . . . . . . . . . . . . . . . . . .  Joerg Alte                    140,000                      0.6%
Stock
  All officers and directors as a group (6 persons)                             13,090,000                     60.6%

(1) Based on 21,593,179 shares outstanding after the reverse stock split and the issuance of shares to Proteo Marketing, Inc. shareholders


Changes  in  Control
--------------------

     On December 28, 2001, the Company entered into the Shell Acquisition Agreement which resulted in a restructuring of the Company's management, Board of Directors, and ownership, and a change in control of the Company.

DIRECTORS  AND  EXECUTIVE  OFFICERS

Legal  Proceedings
------------------

     The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

Directors  and  Executive  Officers
-----------------------------------

     The following table sets forth the names and ages of the current and incoming directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. Unless described below, there are no family relationships among any of the directors and officers.

Name                              Age       Positions

Joerg Alte . . . . . . . . . .    39        President, Chief Executive Officer, Chief Financial Officer, and Director

Professor Oliver Wiedow, MD.      44        Director

Birge Bargmann . . . . . . . .    39        Director

Holger Pusch . . . . . . . .      44        Director

Ulrich Glaser. . . . . . . .      43        Secretary and Director

Hartmut Weigelt, Ph.D. . . .      55        Director


BIOGRAPHICAL  INFORMATION:

     JOERG ALTE, currently serves as the President, Chief Executive Officer, Chief Financial Officer and Director of the Company. Mr. Alte is a German lawyer by training and practice. After studying law and passing his second state examination, he worked for more than three years at a German law office predominantly engaged in economic and corporate laws with both public and private company clients engaged in international business. Subsequently, Mr. Alte worked as a legal advisor with a German diagnostic company, where he also practiced German and U.S. Securities laws. From November 1998 to April 2000, Mr. Alte served as President and CEO for Sangui BioTech International, Inc., a publicly traded company.

     PROF. OLIVER WIEDOW, M.D., currently serves as a Director of the Company. For the last 13 years, Prof. Wiedow has served as physician and scientist at the University of Kiel, Germany. Currently, Prof. Wiedow is a Professor of dermatology, venerology and allergology at the university's dermatological clinic. Mr. Wiedow discovered Elafin in human skin and has researched its biological effects. He has knowledge in bio-chemics, which is needed for the production of Elafin.

     BIRGE BARGMANN, currently serves as a Director of the Company. For the last ten years, Ms. Bargmann has worked as a medical technique assistant engaged in the Elafin project at the dermatological clinic of the University of Kiel. She co-developed and carried out procedures to detect and to clean up Elafin.

     HOLGER PUSCH, currently serves as a Director of the Company. Mr. Pusch is presently employed by Agfa-Gaevert. For the last 15 years, Mr. Pusch has worked as a Director of Marketing and Distribution and as a division leader for major German companies. As Director of Distribution Export, he is currently responsible for the division of business with investment goods of (WHICH ONE?) a well-known German company mainly engaged in imaging technologies.

     ULRICH GLASER, currently serves as Secretary and as a Director of the Company. Before joining Proteo AG as Chief Executive Officer in May 2001, Mr. Glaser was sales and marketing manager at Draeger ProTech Gmb H in L beck, Germany. In addition to his degrees in economics and engineering, he has a Master of Business Marketing (MBM) degree from the Technical University of Berlin.

     HARTMUT WEIGELT, PH.D., currently serves as a Director of the Company. Since 1996, Mr. Weigelt has served as the managing director of Eco Impact GmbH which he co-founded. Mr. Weigelt also currrently serves as a consultant for EuroAmerican GmbH of Mulheim, Germany. Between 1995 and 1996, Mr. Weigelt was the Director of Environmental Agency for the city of Dortmund, Germany. From 1992 to 1994 Mr. Weigelt served as the managing directgor of Environmental Resources Management GmbH. From 1989 to 1992 Mr. Weigelt worked as the Director for Environmental Risk-Analysis and Business Coordination for Gerling AG (a large German insurance company). From 1987 to 1989 Mr. Weigelt worked as the Director for Drug-Development-Coordination of Schering AG (a German pharmaceutical company). Between 1972 to 1985, Mr. Weigelt worked for Max-Planck-Institute for Systems-Physiology. Mr. Weigelt was also a co-founder of the first German private university, Witten/Herdecke. Mr. Weigelt studied chemistry and biology and graduated with a M.Sc., Ph.D., and D.Sc. in biology.

Certain  Relationships  and  Related  Transactions
--------------------------------------------------

     On December 28, 2001, the Company entered into the Shell Acquisition Agreement which resulted in a restructuring of the Company's management, Board of Directors, and ownership. Many of the directors and officers of Proteo Marketing, Inc. became directors, officers and shareholders of the Company.

     The Company has agreed to pay Prof. Wiedow, a director of the Company, three percent (3%) of the gross revenues of Company from products based on patents where he was the principal inventor. Furthermore, the Company has agreed to pay licensing fees in the amount of $100,000 per year and a refund for all expenses needed to maintain the patents (e.g., patent fees, lawyers fees, etc).

     AstraZeneca, Inc. (formerly Zeneca, Inc., formerly ICI Pharmaceuticals, Inc.) has held the patents for Elafin (Proteo's primary product) for several years and has significantly contributed to the current knowledge. Therefore, the Company has agreed to pay AstraZeneca Inc. 2% of the gross revenues of Proteo and the Subsidiary from products based on patents in which Prof. Wiedow was the principal inventor.

     The officers and directors of the Company may be engaged in other businesses, either individually or through partnerships and corporations in which they have ownership interests, hold offices or serve on Boards of Directors.

     The Company will attempt to resolve any such conflicts of interest in favor of the Company. The officers and directors of the Company are accountable to the Company and the Company's shareholders as fiduciaries.

Compliance  with  Section  16(a)  of  the  Securities  Exchange  Act  of  1934
------------------------------------------------------------------------------

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

     To the Company's knowledge, there are no delinquencies in filing such forms.

Board  Meetings  and  Committees
--------------------------------

     During the fiscal year ended December 31, 2001, the Board of Directors did not meet, but unanimously consented to the transactions contemplated by the Shell Acquisition Agreement.

     There  are  presently  no  committees  of  the  Board  of  Directors.

COMPENSATION  OF  DIRECTORS  AND  EXECUTIVE  OFFICERS

Executive  Officers  and  Directors
-----------------------------------

     To date, there has been no consideration paid to the newly elected officers and directors of the Company.

     A director who is an employee does not receive any cash compensation as a director. There is no plan in place for compensation of persons who are directors who are not employees of the Company.

Summary  Compensation  Table
----------------------------

     The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal years ended December 31, 1998 and 1999. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

                                                             SUMMARY COMPENSATION TABLE

                                          ANNUAL  COMPENSATION                          LONG  TERM  COMPENSATION
                                         ----------------------                         AWARDS           PAYOUTS
                                                                                    -------------------------------
                                                                OTHER        RESTRICTED  SECURITIES                 ALL
NAME AND                                                        ANNUAL         STOCK     UNDERLYING    LTIP        OTHER
PRINCIPAL                          SALARY        BONUS       COMPENSATION      AWARDS     OPTIONS     PAYOUTS   COMPESATION
POSITION               YEAR         ($)           ($)            ($)            ($)       SARS (#)      ($)         ($)
---------------------------------------------------------------------------------------------------------------------------
Earl T. Shannon       2000      $   60,000        -0-             -0-           -0-        500,000      -0-         -0-
(President,
Secretary,
Treasurer, Director)  1999      $   60,000        -0-             -0-           -0-        500,000      -0-         -0-

Robert W. Tupper      2000          -0-           -0-             -0-           -0-        500,000      -0-         -0-
(Director)
                      1999          -0-           -0-             -0-           -0-          -0-        -0-         -0-

Matthew Gilbert       2000          -0-           -0-             -0-           -0-        500,000      -0-         -0-
(Director)
                      1999          -0-           -0-             -0-           -0-          -0-        -0-         -0-


(1)     All of these parties are no longer affiliated with the Company.




                                   OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                            (INDIVIDUAL GRANTS)


                  NUMBER OF SECURITIES      PERCENT OF TOTAL
                       UNDERLYING         OPTIONS/SAR'S GRANTED
                 OPTIONS/SAR'S GRANTED   TO EMPLOYEES IN FISCAL    EXERCISE OF BASE PRICE
NAME                      (#)                     YEAR                     ($/SH)           EXPIRATION DATE
                 ----------------------  -----------------------  ------------------------  ---------------
Earl T. Shannon         500,000                    33.3%                    $0.15          10/27/05

Ronald W. Tupper        500,000                    33.3%                    $0.15          10/27/05

Matthew Gilbert         500,000                    33.3%                    $0.15          10/27/05


(1)  These options have all been terminated.




                                   AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                               AND FY-END OPTION/SAR VALUES


                                                                   NUMBER OF UNEXERCISED      VALUE OF UNEXERCISED IN
                                                                   SECURITIES UNDERLYING       THE-MONEY OPTION/SARS
                   SHARES ACQUIRED ON             VALUE            OPTIONS/SARS AT FY-END (#)        AT FY-END ($)
NAME                  EXERCISE (#)             REALIZED ($)        EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
                 ----------------------  ------------------------  --------------------------  --------------------------

Earl T. Shannon            -0-                    -0-                         -0-                       -0-

Ronald W. Tupper           -0-                    -0-                         -0-                       -0-

Matthew Gilbert            -0-                    -0-                         -0-                       -0-




Compensation  of  Directors
---------------------------

     The Directors have not received any compensation for serving in such capacity, and the Company does not currently contemplate compensating its Directors in the future for serving in such capacity.


                                        By  order  of  the  Board  of  Directors


                                        /s/ Joerg Alte
                                        Joerg  Alte
                                        President




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